Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Canplats Resources Corporation (the “Company”)
#1510 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 19, 2010

Item 3	News Release

The news release dated January 19, 2010 was disseminated through Canada Stockwatch and Market News.

Item 4	Summary of Material Change

The Company announced that RiskMetrics Group (formerly Institutional Shareholders Services), Canada’s leading independent proxy advisory firm, has published a report recommending that its clients holding Canplats securities vote in favour of the acquisition of Canplats by Goldcorp Inc. by way of a plan of arrangement, as announced on December 29, 2009

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated January 19, 2010.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

R.E. Gordon Davis, Chairman and CEO
604.683.8218

Item 9	Date of Report

Dated at Vancouver, BC, this 19th day of January, 2010.

NEWS RELEASE

January 19, 2010	TSX Venture Symbol: CPQ

INDEPENDENT PROXY ADVISORY FIRM RISKMETRICS RECOMMENDEDS CANPLATS SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGMENT WITH GOLDCORP

Canplats Resources Corporation (TSX-V: CPQ) (“Canplats” or the “Company”) is pleased to announce that RiskMetrics Group (formerly Institutional Shareholders Services) (“RiskMetrics”), Canada’s leading independent proxy advisory firm, has published a report recommending that its clients holding Canplats securities vote in favour of the acquisition of Canplats by Goldcorp Inc. (“Goldcorp”) by way of a plan of arrangement (the “Arrangement”), as announced on December 29, 2009.

Under the terms of the Arrangement, holders of common shares of Canplats, including common shares issued under the Arrangement in exchange for the “in-the-money” value of options and warrants, will receive, for each common share held, C$4.60 in cash and a common share of Camino Minerals Corporation, a new exploration company, with a notional value of C$0.20.

As indicated in the supplemental management information circular (the “Supplemental Circular”) dated January 14, 2010, the Board of Directors of Canplats recommends that Canplats securityholders vote in favour of the resolution approving the Arrangement at the special meeting of the securityholders of Canplats with respect to the Arrangement (the “Canplats Meeting”). The Supplemental Circular sets out the reasons for the Board of Directors’ recommendation and also contains other information concerning the Arrangement. Securityholders are encouraged to read the Supplemental Circular carefully in its entirety. The Supplemental Circular can be obtained from the Company’s website at www.canplats.com or under the Company’s profile on the SEDAR website at www.sedar.com. This announcement is for informational purposes only and does not constitute an offer to purchase common shares or a solicitation of a proxy.

The Canplats Meeting is scheduled for Thursday, January 28, 2010 at 2:00 at the Pan Pacific Vancouver, Ocean View Room, located at 300 – 999 Canada Place, Vancouver, British Columbia. The record date for determination of the securityholders entitled to receive notice of, and vote at, the Canplats Meeting has been fixed as 5:00 p.m. (Vancouver time) on December 14, 2009.

Proxy Voting Deadline

The deadline for the deposit of proxies for use at the Canplats Meeting is 2:00 p.m. (Vancouver time) on January 26, 2010. Voting instruction forms will have to be submitted earlier than forms of proxy. Securityholders who have already properly completed and deposited a proxy or submitted a voting instruction form do not have to take any further action to vote their securities, unless they wish to change their voting instructions.

Securityholders who have completed and deposited a form of proxy or submitted a voting instruction form but wish to change their voting instructions should complete and deposit a new proxy or submit a new voting instruction form reflecting the change in the form of proxy or voting instruction form. Securityholders who have not already completed and deposited a form of proxy or submitted a voting instruction form should do so as soon as possible.

Proxies can be deposited and voting instruction forms can be submitted, including changes to voting instructions, either by telephone or internet. Securityholders are encouraged to use the quickest and easiest method possible to execute their vote and should contact Kingsdale Shareholder Services Inc. (in North America, by telephone (toll-free) at (888) 518-6812) for assistance.

For further information, contact:

Corporate Information:	Investor Inquiries:
Canplats Resources Corporation	Blaine Monaghan
R.E. Gordon Davis	Director, Investor Relations
Chairman and C.E.O.	Direct: (604) 629-8294
Direct: (604) 629-8292	Toll-Free: (866) 338-0047
info@canplats.com
Canplats Resources Corporation	http://www.canplats.com
Bruce A. Youngman
President and C.O.O.	Kingsdale Shareholder Services Inc.
Direct: (604)-629-8293	Toll-Free: (888) 518-6812
Fax: (416) 867-2271
contactus@kingsdaleshareholder.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this news release that are not historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 and forward-looking information under the provisions of Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission and on SEDAR. The company undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or other factors, except as required by law. Readers are cautioned not to place undue reliance on forward-looking statements.

Permission to refer to the RiskMetrics report was neither sought nor obtained.